UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.	Full title of the pan and the address of the plan, if different from that of issuer named below:

Rockland Trust Company Employee Savings,
Profit Sharing and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal office:

Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover, Massachusetts
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370

As filed on June 21, 2018

Table of Contents
ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signatures	14

Exhibit Index
Exhibit 23.1 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2010.
/s/ Ernst & Young LLP
Boston, Massachusetts
June 21, 2018

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
	December 31,
	2017	2016
Assets
Investments, at fair value
Mutual funds	$99,652,004	$80,340,046
Collective investment trusts	22,096,875	20,527,076
Independent Bank Corp. common stock	16,802,300	16,505,018
Self-directed brokerage account	203,021	131,117
Total investments, at fair value	138,754,200	117,503,257
Notes receivable from participants	3,686,358	3,505,449
Total assets	$142,440,558	$121,008,706
Liabilities
Excess contributions payable	$101,613	$67,419
Total liabilities	$101,613	$67,419
Net assets available for benefits	$142,338,945	$120,941,287

See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31,
	2017	2016
Additions
Investment income
Net appreciation in fair value of investments	$11,630,235	$8,463,611
Interest and dividends	6,061,250	3,369,542
	17,691,485	11,833,153
Interest income on notes receivable from participants	117,223	102,712
Contributions
Participant	6,435,546	5,801,123
Rollover	981,056	478,357
Employer	5,000,934	4,776,178
	12,417,536	11,055,658
Total additions	30,226,244	22,991,523
Deductions
Benefit payments	8,805,591	10,645,852
Administrative expenses	22,995	21,345
Total deductions	8,828,586	10,667,197
Net increase	21,397,658	12,324,326
Net assets available for benefits
Beginning of year	120,941,287	108,616,961
End of year	$142,338,945	$120,941,287
See accompanying notes.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

(1)	Description of the Plan
The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan covering all eligible employees of the Company. Employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, which is defined as 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions
Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre‑tax basis and up to an additional 10% of their compensation on an after‑tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2017, the IRS contribution limit was $18,000 with a $6,000 catch‑up provision for participants age 50 or above.
The Plan provides for automatic enrollment. Company employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment, or as soon as administratively feasible. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 31 mutual funds, two of which are collective investment trusts, and a personal access fund, which is an investment option that enables participants to set up their own brokerage account, with all related brokerage fees incurred by the participant, through TD Ameritrade Brokerage Services, Inc. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Plan Sponsor, as an investment option for the participants.
Under the Plan, the Company will contribute the following:

1)
Matching contributions equal to 25% of the amount of the employee deferral (less any catch up contributions), up to the first 6% of the employee's qualified compensation (subject to IRS limitations). Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)
Non-elective contributions for each participant equal to 5% of qualified compensation. Company non-elective contributions to the Plan are made each pay period, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the non-elective contribution.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

3)
Supplemental non-elective contributions equal to 5% of the amount by which an employee's eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2017, the Social Security wage base was $127,200. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the supplemental non-elective contribution.

4)
Discretionary contributions for employees that are actively employed on the last day of the Plan year. In addition, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2017 or 2016.

5)
Qualified non-elective contributions can be made on behalf of each non-highly compensated participant. The Company may make a qualified non-elective contribution equal to a uniform percentage of compensation, which percentage will be determined each year by the employer. Participants must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this qualified non-elective contribution. There were no qualified non-elective contributions made in 2017 or 2016.

(c)	Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.

(e)	Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months or 50% of the participant's vested Contribution Account Balance, as defined by the Plan's Loan Policy, whichever is less). No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 3.25% to 7.00%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.

(f)	Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee's assumed life expectancy. However, if the employee's vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the IRS if timely notice is not received from the employee). Certain participants, when they have attained age 59 1/2 and are actively working, may elect a pre-retirement distribution in the form of an in-service withdrawal.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable IRC, a participant may withdraw some or all of their vested balances subject to applicable penalties.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. common stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. common stock will be in the form of cash, Independent Bank Corp. common stock, or both, at the participant's discretion.

(g)	Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. common stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash no later than 90 days after the close of the Plan year in which they were paid, or may be reinvested in Independent Bank Corp. common stock. Dividends reinvested may participate in the Company's 2014 Dividend Reinvestment and Stock Purchase Plan which may allow up to a 5% discount of dividends reinvested in Independent Bank Corp. common stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. common stock, will direct Reliance Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. common stock held as part of the Plan assets.

(h)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, no further contributions will be made to the Plan and all amounts credited to participants' accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's realized gains or losses on investments sold, as well as unrealized gain or loss on investments held during the year.

(d)	Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments for a period of time, in accordance with the Plan, the loan will be deemed distributed. Upon distribution, the participant loan balance is reduced and a benefit payment is recorded. Deemed distributions totaled $111,787 and $111,528 in 2017 and 2016, respectively.

(e)	Benefits Paid
Benefits are recorded upon distribution. As of December 31, 2017 there was $11,009 of allocated distributions to accounts of participants who had elected to withdraw from the plan, but had not yet been paid. There were no such amounts as of December 31, 2016.

(f)	Refundable Contributions
There were $101,613 and $67,419 of participant contributions made in excess of amounts allowed by the Internal Revenue Service, at December 31, 2017 and 2016, respectively. These contributions and related match contributions were refunded by the Plan to certain participants after the end of the Plan year and prior to the IRS deadline of April 18, 2018. These contributions are included as a Plan payable on the Statement of Net Assets and grouped with benefit payments on the Statement of Changes in Net Assets.

(g)	Administrative Expenses
The Company pays a majority of expenses related to the Plan at the option of the Company. Participant specific loan issuance and loan maintenance fees are paid by the specific participant and reflected in the Plan's Statement of Changes in Net Assets Available for Benefits.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

(3) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that the Plan believes market participants would use in pricing the asset or liability at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset or liability, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques
Mutual Funds
These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts
Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value. The NAV is provided by the investment manager of the trust.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

Personal Access Fund
The personal access fund is comprised of investments in mutual funds, common stocks, and cash and cash equivalents.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, on a recurring basis, as of December 31, 2017 and 2016:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Description	As of December 31, 2017
Self-directed brokerage account	$203,021	$203,021	$—	$—
Mutual funds	99,652,004	99,652,004	—	—
Common stock	16,802,300	16,802,300	—	—
Total assets in the fair value hierarchy	$116,657,325	$116,657,325	$—	$—
Investments in collective investment trusts (a)	22,096,875	—	—	—
Total investments, at fair value	$138,754,200	$116,657,325	$—	$—

Description	As of December 31, 2016
Self-directed brokerage account	$131,117	$131,117	$—	$—
Mutual funds	80,340,046	80,340,046	—	—
Common stock	16,505,018	16,505,018	—	—
Total assets in the fair value hierarchy	$96,976,181	$96,976,181	$—	$—
Investments in collective investment trusts (a)	20,527,076	—	—	—
Total investments, at fair value	$117,503,257	$96,976,181	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Plan has no assets that are measured on a nonrecurring basis as of December 31, 2017 and 2016.

There were no transfers between the Levels of the fair value hierarchy for any assets measured at fair value for the years ended December 31, 2017 and 2016. In addition, there were no Level 3 investments for the years ended December 31, 2017 and 2016.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the audited financial statements	$142,338,945	$120,941,287
Less: deemed distributed loans (1)	(111,787)	(111,528)
Total net assets per the Form 5500, Schedule H, Part 1 (line 1(l))	$142,227,158	$120,829,759

The following is a reconciliation of benefit payments per the audited financial statements to the Form 5500:

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

	2017	2016
Benefit payments per the audited financial statements	$8,805,591	$10,645,852
Less: payments of deemed distributed loans including interest (1)	(73,027)	(114,322)
Plus: deemed distributed loans	73,286	114,781
Benefits paid to participants per the Form 5500	$8,805,850	$10,646,311

(1) In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from Plan assets and reported as a benefit paid to a participant.

(5) Risks and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6) Related Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company, qualify as related party transactions. Certain collective investment trusts and mutual funds managed by Reliance Trust Company, the Plan Trustee as defined by the Plan, qualify as party-in-interest transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(7) Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 13, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2017

(8) Plan Merger and Amendment

Effective May 12, 2017, the Plan was amended for the merger of the Edgartown National Bank ("Edgartown") employees into the Company. The amendment provides for the determination of benefits for certain former employees of Edgartown. In accordance with the Plan, qualified contributions can be rolled into the Plan. Rollover contributions from the Edgartown National Bank plan are included in the Statement of Changes of Net Assets Available for Benefits for the year ended December 31, 2017.

Effective November 11, 2016, the Plan was amended for the merger of the Bank of Cape Cod employees into the Company. The amendment provides for the determination of benefits for certain former employees of Bank of Cape Cod. In accordance with the Plan, qualified contributions can be rolled into the Plan. Rollover contributions from the Bank of Cape Cod plan are included in the Statement of Changes of Net Assets Available for Benefits for the year ended December 31, 2016.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan No: 002
E.I.N: 04-1782600
December 31, 2017
Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Janus Henderson Balanced Fund - Class I	Mutual Fund	$19,491,375
Janus Henderson Research Fund - Class I	Mutual Fund	11,656,645
Delaware Value Fund - Institutional Class	Mutual Fund	8,920,846
Templeton Foreign Fund - Advisor Class	Mutual Fund	8,282,066
T. Rowe Price Growth Stock Fund - Advisor Class	Mutual Fund	7,728,024
Federated Total Return Bond Fund - Institutional Class	Mutual Fund	7,609,675
Neuberger Berman Genesis Fund - Trust Class	Mutual Fund	7,077,213
Deutsche Large Cap Focus Growth Fund - Institutional Class	Mutual Fund	6,775,546
Deutsche Global Income Builder Fund - Institutional Class	Mutual Fund	5,369,939
Deutsche Mid Cap Value Fund - Institutional Class	Mutual Fund	3,863,456
Parametric Emerging Markets Fund - Investor Class	Mutual Fund	2,200,724
Deutsche Global Real Estate Securities Fund - Institutional Class	Mutual Fund	1,580,606
Wells Fargo International Bond Fund - Class A	Mutual Fund	1,492,586
Deutsche Short Duration Fund - Institutional Class	Mutual Fund	1,404,673
Hartford Floating Rate Fund - Class R4	Mutual Fund	1,309,261
Credit Suisse Commodity Return Strategy Fund - Class A	Mutual Fund	1,263,040
MFS Global High Yield Fund - Class A	Mutual Fund	1,094,076
Wes Inflation IDXD Plus Bond	Mutual Fund	732,258
American Funds 2025 Target Date Retirement Fund Class R5	Mutual Fund	449,717
American Funds 2035 Target Date Retirement Fund Class R5	Mutual Fund	342,634
American Fund 2030 Target Date Retirement Fund Class R5	Mutual Fund	229,960
American Funds 2040 Target Date Retirement Fund Class R5	Mutual Fund	225,546
American Funds 2020 Target Date Retirement Fund Class R5	Mutual Fund	187,194
American Funds 2045 Target Date Retirement Fund Class R5	Mutual Fund	116,426

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2017
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	American Funds 2055 Target Date Fund Class R5	Mutual Fund	116,085
	American Funds 2060 Target Date Fund Class R5	Mutual Fund	67,379
	American Funds 2050 Target Date Retirement Fund Class R5	Mutual Fund	60,401
	American Funds 2010 Target Date Fund Class R5	Mutual Fund	4,643
	American Fund 2015 Target Date Retirement Fund Class R5	Mutual Fund	10

			99,652,004

	Deutsche Stock Index Fund	Collective Investment Trust	14,394,472
	Putnam Stable Value Fund	Collective Investment Trust	7,702,403
			22,096,875

*	Independent Bank Corp.	Common Stock	16,802,300
	Personal Access Fund
	TD Ameritrade Money Market Portfolio	Cash and Cash Equivalents	3,442

	IShares Core US Aggregate Bond	Common Stock	71,283
*	Independent Bank Corp.	Common Stock	41,840
	Diamond Offshore Drilling, Inc.	Common Stock	1,357
	General Electric Company	Common Stock	17

	Fidelity Spartan US BND Index	Mutual Funds	51,174
	Fidelity Contrafund	Mutual Funds	33,908
			203,021

*	Loans to Participants	Interest rates 3.25% to 7.00%	3,686,358
			$142,440,558
	*Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
(Name of Plan)

Date: June 21, 2018	/s/ Robert D. Cozzone
Robert D. Cozzone
Chief Financial Officer of Independent Bank Corp.